CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$9,397,260	$1,091.96

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 14, 2015 (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$9,397,260 Notes due October 4, 2017 Linked to the Common Stock of Alcoa Inc. Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	July 14, 2015

Issue Date:	July 21, 2015

Averaging Dates:*	Each Scheduled Trading Day from and including August 30, 2017 to and including September 27, 2017 (the “Final Valuation Date”)

Maturity Date:*	October 4, 2017

Reference Asset:	Common Stock of Alcoa Inc. (Bloomberg ticker symbol “AA UN <Equity>”)

Denominations:	Minimum denomination of $37.74 and integral multiples of $37.74 in excess thereof

Number of Notes:	249,000 (each with a principal amount of $37.74 per Note, resulting in an aggregate principal amount of $9,397,260 of the Notes)

Interest Rate:	7.12109% per $37.74 principal amount Note per annum

Interest Payment Dates**:	Quarterly, on each January 1, April 1, July 1 and October 1 during the term of the Notes, beginning on October 1, 2015, subject to the Business Day and Day Count convention noted below, provided that October 1, 2017 will not be an Interest Payment Date and provided further that the final Interest Payment Date will be the Maturity Date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive on the Maturity Date (in each case subject to our credit risk and in addition to the final interest payment on the Notes) a cash payment per $37.74 principal amount Note that you hold determined as follows:

•       If the Settlement Value is less than the Lower Strike Price, an amount calculated as follows:

Settlement Value × Downside Participation Rate

•       If the Settlement Value is equal to or greater than the Lower Strike Price but less than the Upper Strike Price, you will receive a payment of $50.00 (which is 100% of the Reference Price) per $37.74 principal amount Note.

•       If the Settlement Value is equal to or greater than the Upper Strike Price, you will receive a payment per $37.74 principal amount Note calculated as follows:

Reference Price + [(Settlement Value – Upper Strike Price) × Upside Participation Rate]

Because the Downside Participation Rate is 309.40594%, you will lose some or all of the principal amount of your Notes unless the Settlement Value is at least 32.32% of the principal amount per Note. You may lose up to 100% of the principal amount of your Notes (not taking into account the interest payments on the Notes).

Any payment on the Notes, including the interest payments and any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-In Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus addendum for more information.

Reference Price:	$50.00

Lower Strike Price:	$16.16

Upper Strike Price:	$19.392

Downside Participation Rate:	309.40594%

Upside Participation Rate:	257.57838%

Settlement Value:	The arithmetic average of the Adjusted Share Price of the Reference Asset on each Averaging Date

Day Count Convention:	30/360

Business Day Convention:	Following; Unadjusted

Consent to U.K. Bail-In Power:	By acquiring the Notes, you acknowledge, agree to be bound by, and consent to the exercise of, any U.K. Bail-In Power. See “Consent to U.K. Bail-In Power” on page PS-4 of this pricing supplement.

[Terms of the Notes Continue on Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$37.74	100%	0.00%	100.00%
Total	$9,397,260	$9,397,260	$0.00	$9,397,260

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $37.44389 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and on page PA-1 of the prospectus addendum and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Adjusted Share Price:***

The Adjusted Share Price of the Reference Asset on any Scheduled Trading Day is the sum of:

a)      the Share Price of the Reference Asset on such Scheduled Trading Day; and

b)      its Dividend Adjustment Amount on such Scheduled Trading Day

Dividend Adjustment Amount:***	As of any Scheduled Trading Day, the difference between the Actual Aggregate Adjusted Dividend and the Expected Aggregate Adjusted Dividend, in each case as of such Scheduled Trading Day, which difference may be positive, zero or negative.

Actual Aggregate Adjusted Dividend:***

With respect to any Scheduled Trading Day, an amount calculated as follows:

a)      if ex-dividend dates occur with within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be the sum of Adjusted Dividends corresponding to all such ex-dividend dates per share of the Reference Asset; and

b)      if no ex-dividend dates occur within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be zero.

Expected Aggregate Adjusted Dividend:	With respect to any Scheduled Trading Day, an amount calculated as the sum of Expected Adjusted Dividends corresponding to all expected ex-dividend dates within the period from but excluding the Initial Valuation Date to and including such Scheduled Trading Day

Expected Adjusted Dividends:***	The Expected Adjusted Dividends for the Reference Asset are as follows:

Expected Ex-Dividend Date	Expected Declared Dividends (per share)(1)	Expected Adjusted Dividend (per Share)(2)
August 5, 2015	$0.03	$0.03
November 4, 2015	$0.03	$0.03
February 3, 2016	$0.03	$0.03
May 11, 2016	$0.03	$0.03
August 3, 2016	$0.03	$0.03
November 2, 2016	$0.03	$0.03
February 1, 2017	$0.03	$0.03
May 10, 2017	$0.03	$0.03
August 2, 2017	$0.03	$0.03

(1)    The “Expected Declared Dividends per share” is equal to the gross amount of the dividend that is expected to be declared by the issuer of the Reference Asset with respect to the expected ex-dividend dates noted above.

(2)    The Expected Adjusted Dividend per share is 100% of such expected declared dividend for each such expected ex-dividend date.

Adjusted Dividends:	In respect of an amount of a cash dividend declared per share, 100% of the amount of such declared dividend

Share Price:***	With respect to a Scheduled Trading Day, the volume-weighted average price (“VWAP”) of the Reference Asset on such Scheduled Trading Day, as calculated by Bloomberg L.P. and displayed on Bloomberg Professional® service page “AA UN <EQUITY> AQR”, or any successor page on Bloomberg Professional® service or any successor service, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such Scheduled Trading Day; provided that if on an Averaging Date, Bloomberg L.P. does not calculate and report the VWAP on such day, the Calculation Agent shall calculate the VWAP on such day.

Scheduled Trading Day:	The term “Scheduled Trading Day”, as used in this pricing supplement, has the meaning set forth under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

Business Days:	New York and London

CUSIP/ISIN:	06743N322 / US06743N3228

*	Subject to postponement in the event of a Market Disruption Event, as described under “Selected Purchase Considerations—Market Disruption Events” in this pricing supplement.
**	If such day is not a Business Day, payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date. No interest will accrue as a result of delayed payment.
***	Subject to adjustment as described under “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this pricing supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the prospectus addendum dated February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the prospectus addendum, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Prospectus Addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

HYPOTHETICAL PAYMENTS AT AMMOUNTS PAYABLE AT MATURITY

The following table illustrates the hypothetical total return on the Notes under various circumstances. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments per $37.74 principal amount Note (including the interest payments) to $37.74. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences of investing the Notes and make the following key assumptions:

•	Lower Strike Price: $16.16

•	Upper Strike Price: $19.392

•	Interest Rate: 7.12109% per annum

•	Upside Participation Rate: 257.57838%

•	Downside Participation Rate: 309.40594%

•	The term of the Notes is from the Issue Date to the Maturity Date, and you hold your Notes to maturity

•	Dividend Adjustment Amount: Zero, with respect to each Scheduled Trading Day during the term of the Notes

Settlement Value	Reference Asset Performance(1)	Payment at Maturity(2)	Total Return on the Notes(3)	Return on a Direct Investment in the Reference Asset(4)
$21.54000	100.000%	$55.53278	62.83186%	102.50696%
$20.46300	90.000%	$52.75866	55.48125%	92.50696%
$19.39200	80.056%	$50.00000	48.17161%	82.56296%
$17.23200	60.000%	$50.00000	48.17161%	62.50696%
$16.16000	50.046%	$50.00000	48.17161%	52.55296%
$15.07800	40.000%	$46.65223	39.30099%	42.50696%
$12.92400	20.000%	$39.98762	21.64172%	22.50696%
$12.19757	13.255%	$37.74001	15.68621%	15.76196%
$11.84700	10.000%	$36.65532	12.81209%	12.50696%
$10.77000	0.000%	$33.32302	3.98247%	2.50696%
$9.69300	-10.000%	$29.99072	-4.84715%	-7.49304%
$8.61600	-20.000%	$26.65842	-13.67678%	-17.49304%
$7.53900	-30.000%	$23.32611	-22.50643%	-27.49304%
$6.46200	-40.000%	$19.99381	-31.33605%	-37.49304%
$5.38500	-50.000%	$16.66151	-40.16568%	-47.49304%
$4.30800	-60.000%	$13.32921	-48.99530%	-57.49304%
$3.23100	-70.000%	$9.99691	-57.82492%	-67.49304%
$2.15400	-80.000%	$6.66460	-66.65457%	-77.49304%
$1.07700	-90.000%	$3.33230	-75.48420%	-87.49304%
$0.00000	-100.000%	$0.00000	-84.31382%	-97.49304%

(1)	The numbers appearing in the “Reference Asset Performance” column reflect the hypothetical performance of the Reference Asset from a price of $10.77 (which was the closing price per share of the Reference Asset on the Initial Valuation Date) to the hypothetical Settlement Values shown in the table above
(2)	Per $37.74 principal amount Note and excluding the final interest payment on the Notes
(3)	Includes interest paid on the Notes from the Issue Date to the Maturity Date
(4)	The total returns on a direct investment in the Reference Asset represent the performance of the Reference Asset from the its closing price of $10.77 on the Initial Valuation Date (as noted above) to the Settlement Value, and assumes that an investor in shares of the Reference Asset received Adjusted Dividends as set forth on the cover page of this pricing supplement.

Because the Settlement Value will be based on the average VWAP of the Reference Asset on each Averaging Date, rather than the closing price per share on any such date, the returns shown in this column may not represent the returns that would have been earned by an investor that purchased shares of the Reference Asset at the Initial Value and sold such shares at the closing price of the Reference Asset on the Final Valuation Date.

The following examples illustrate how the payments at maturity set forth in the table on the previous page are calculated:

Example 1: The Settlement Value of the Reference Asset is $20.46300.

Because the Settlement Value is greater than the Upper Strike Price, you will receive a payment at maturity of $52.75866 per $37.74 principal amount Note that you hold, calculated as follows:

Reference Price + [(Settlement Value – Upper Strike Price) × Upside Participation Rate]

$50.00 + [($20.46300 - $19.39200) × 257.57838%] = $52.75866

The total return on investment of the Notes, including the interest payments on the Notes, is approximately 55.48%.

Example 2: The Settlement Value of the Reference Asset is $17.23200.

Because the Settlement Value is not less than the Lower Strike Price and is less than the Upper Strike Price, you will receive a payment at maturity of $50.00 (equal to the Reference Price) per $37.74 principal amount Note that you hold.

The total return on investment of the Notes, including the interest payments on the Notes, is approximately 48.17%.

Example 3: The Settlement Value of the Reference Asset is $11.84700.

Because the Settlement Value is less than the Lower Strike Price, you will receive a payment at maturity of $36.65532 per $37.74 principal amount Note that you hold, calculated as follows:

[Settlement Value × Downside Participation Rate]

[$11.84700 × 309.40594%] = $36.65532

The total return on investment of the Notes, including the interest payments on the Notes, is approximately 12.81%.

Example 4: The Settlement Value of the Reference Asset is $7.53900.

Because the Settlement Value is less than the Lower Strike Price, you will receive a payment at maturity of $23.32611 per $37.74 principal amount Note that you hold, calculated as follows:

[Settlement Value × Downside Participation Rate]

[$7.53900 × 309.40594%] = $23.32611

The total return on investment of the Notes, including the interest payments on the Notes, is approximately -22.51%.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events and Adjustments—The Averaging Dates (including the Final Valuation Date), the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a Market Disruption Event with respect to the Reference Asset as well as the consequences of that Market Disruption Event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•	For a description of further adjustments that may affect the Reference Asset and the Notes, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event. If the Final Valuation Date is postponed, the Maturity Date will be postponed such that the number of business days from the Final Valuation Date to the Maturity Date remains the same. No interest will accrue as a result of delayed payment.

•	Interest Payments on the Notes—The Notes will bear interest from the Issue Date at the Interest Rate specified on the front cover of this pricing supplement. The interest paid will include interest accrued from the Issue Date or the prior Interest Payment Date, as the case may be, to, but excluding, the relevant Interest Payment Date or Maturity Date. No interest will accrue and be payable on your Notes after the scheduled Maturity Date if such Maturity Date is postponed by virtue of a postponement of the Final Valuation Date or otherwise. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See “Interest Mechanics” in the accompanying prospectus supplement for more information.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid income-bearing derivative contract with respect to the Reference Asset.

If your Notes are properly treated as a pre-paid income-bearing derivative contract, you will likely be taxed on the interest payments you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes. Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments that are paid on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that the Internal Revenue Service could potentially assert that the amount you receive in cash upon maturity of your Notes that is attributable to dividends paid on the Reference Asset or that is attributable to the Dividend Adjustment Amount should be separately includable in ordinary income either upon receipt or over the term of the Notes.

For a further discussion of the tax treatment of your Notes and the interest payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted):

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”; and

•	“Risk Factors—Under The Terms of the Notes, You Have Agreed To Be Bound By The Exercise of Any U.K. Bail-in Power By The Relevant U.K. Resolution Authority” (in the accompanying prospectus addendum).

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Significant Loss—Because the Downside Participation Rate is 309.40594%, you will lose some or all of the principal amount of your Notes unless the Settlement Value is at least $12.19757 per share (subject to adjustment, as described above), which is 32.32% of the principal amount per Note. The closing price of the Reference Asset on the Initial Valuation Date was $10.77 per share. Accordingly, unless the price of the Reference Asset increases such that the Settlement Value (which, as described on the cover of this pricing supplement, is based on the average VWAP of the Reference Asset on each Averaging Date and is subject to the dividend adjustment provisions described on the cover page of this pricing supplement) is greater than $12.19757, you will lose some or all of the principal amount of your Notes. You may lose up to 100% of the principal amount of your Notes (not taking into account the interest payments on the Notes).

•	Negative Performance of the Reference Asset on one or More Averaging Dates May Mitigate, and May Completely Offset, Positive Performance on Other Averaging Dates—As described above, the Settlement Value will be based on the average VWAP of the Reference Asset on each Averaging Date (subject to the dividend adjustment provisions described on the cover page of this pricing supplement). It is expected, therefore, that the Settlement Value will be based on the average VWAP of the Reference Asset (subject to adjustment) over a total of twenty Averaging Dates. If the Reference Asset performs negatively on one or more Averaging Dates, such negative performance may mitigate, and may completely offset, any positive performance of the Reference Asset on other Averaging Dates.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including the interest payments and any payment at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the Notes) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

•	Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset. We have not undertaken any independent review or due diligence of the issuer’s SEC filings or of any other publicly available information regarding the issuer.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities

•	Additional Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, the prospectus and prospectus addendum. Neither the Issuer nor Barclays Capital Inc. nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments that you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case require you to accrue income in respect of the Notes at a rate that may exceed the interest payments you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

According to publicly available information, Alcoa Inc. (the “Company”) offers lightweight metals, products and solutions. The Company produces primary aluminium, fabricated aluminium and is a miner of bauxite and refiner of alumina. The Company serves customers worldwide primarily in the automotive, aerospace, consumer electronics, packaging, defense, construction and oil and gas industries. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “AA”.

You are urged to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-03610, or its CIK Code: 0000004281.

The summary information above regarding the company issuing the Reference Asset comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained above is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Reference Asset

The following table sets forth the high and low daily closing prices, as well as end-of-quarter closing prices, of the Reference Asset for each of the periods indicated below. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter/Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	39.12	28.79	36.06
June 30, 2008	44.59	33.93	35.62
September 30, 2008	34.94	21.38	22.58
December 31, 2008	21.27	6.85	11.26
March 31, 2009	12.12	5.22	7.34
June 30, 2009	12.22	7.60	10.33
September 30, 2009	14.47	9.23	13.12
December 31, 2009	16.34	11.93	16.12
March 31, 2010	17.45	12.73	14.24
June 30, 2010	15.03	10.06	10.06
September 30, 2010	12.21	10.00	12.11
December 31, 2010	15.39	11.92	15.39
March 31, 2011	17.65	15.64	17.65
June 30, 2011	18.13	14.73	15.86
September 30, 2011	16.49	9.57	9.57
December 31, 2011	11.57	8.52	8.65
March 31, 2012	10.76	9.16	10.02
June 30, 2012	10.17	8.30	8.75
September 30, 2012	9.84	8.02	8.85
December 31, 2012	9.21	8.05	8.68
March 31, 2013	9.32	8.35	8.52
June 30, 2013	8.87	7.75	7.82
September 30, 2013	8.55	7.70	8.12
December 31, 2013	10.69	7.86	10.63
March 31, 2014	12.87	10.10	12.87
June 30, 2014	14.94	12.47	14.89
September 30, 2014	17.28	14.74	16.09
December 31, 2014	17.60	14.29	15.79
March 31, 2015	17.07	12.70	12.92
June 30, 2015	14.15	11.15	11.15
July 14, 2015*	11.10	10.50	10.77

*	For the period commencing on July 1, 2015 and ending on July 14, 2015

The following graph sets forth the historical performance of the Reference Asset based on daily closing prices from January 1, 2008 through July 14, 2014. The closing price of the Reference Asset on July 14, 2014 was $10.77 per share.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

You should not take the historical prices of the Reference Asset as an indication of the future performance of the Reference Asset. The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the price of the Reference Asset during any period shown above is not an indication that the price of the Reference Asset is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Asset. The actual performance of the Reference Asset over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical prices shown above.

We obtained the historical trading price information set forth above from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

Delivery of the Notes is expected to be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is the fifth business day following the Initial Valuation Date (that is, the notes will have a settlement cycle referred to as “T+5”). For a description of considerations in connection with securities that are issued on a day later than the third business day following the Initial Valuation Date, please see “Plan of Distribution” in the accompanying prospectus supplement.